UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                              SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                              (Name of Issuer)
                        Solar Satellite Communication, Inc.

                        (Title of Class of Securities)
                           $.001 par value common stock

                                (CUSIP Number)
                                   833953300

                         Satellite Investment Group, LLC
                      5650 Greenwood Plaza Blvd., Ste. 107
                           Englewood, Colorado 80111
                                (303) 721-7300
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                           and Communications)

                                 July 8, 1998
                (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
_______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
CUSIP No.  833953300

1)     Names of Reporting Persons
       S.S. or I.R.S. Identification Nos. of Above Persons
______________________________________________________________________________

      Satellite Investment Group, LLC

2)    Check the Appropriate Box if a Member of a Group
      (a)_________________________________________________
      (b)_X_______________________________________________
      (c) SEC Use Only____________________________________
____________________________________________________________________________
(4)    Source of Funds (See Instructions) AF


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


(6)    Citizenship or Place of Organization - Colorado


  Number of             (7)     Sole Voting Power 3,825,000
 Shares Bene-
 ficially               (8)     Shared Voting Power __________
 Owned by
Each Report-            (9)     Sole Dispositive Power 3,825,000
 ing Person
With                   (10)     Shared Dispositive Power _________



(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         3,825,000

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _________________________

(13)      Percent of Class Represented by Amount in Row (11)   50.96%


(14)      Type of Reporting Person (See Instructions) OO
         (Limited Liability Company)

Item 1.     Security and Issuer.

     Common Stock, $.001 par value (the "Common Stock"), of Solar Satellite Communication, Inc. ("Solar"), 5650 Greenwood Plaza Blvd., Ste 107, Englewood, Colorado 80111.

Item 2.  Identity and Background.

     Satellite Investment Group, LLC ("SIG") address is 5650 Greenwood Plaza Blvd., Ste. 107, Englewood, CO 80111. SIG is a Colorado limited liability company formed to acquire a controlling interest in Solar. SIG has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). SIG has not, during the last five years been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     SIG used capital contributed by its Members to acquire the shares.

Item 4.  Purpose of Transaction.

     SIG purchased the stock with the intent to gain a majority interest in Solar.

     (a)     Not Applicable

     (b) On June 3, 1998 SIG entered into an Asset Rehabilitation Agreement with Solar pursuant to which SIG agreed to execute indemnities, guarantees, reimbursement agreements and similar other instruments required by bonding companies in order to enable Solar to obtain the reissuance of stock certificates for 527,650 shares of Accelr8 Technology Corporation. Certificates for such stock had been lost and unlocatable by Solar for a number of years. In consideration for the foregoing, SIG is to be paid a facilitation fee by Solar of $2,500,000, which fee is to be paid in cash when Solar has available cash funds or, at the election of SIG, in shares of Accelr8 Technology Corporation. The performance of the Asset Rehabilitation Agreement was conditioned upon the subsequent completion of the purchase by SIG of 3,825,000 shares of the common stock of Solar.

     (c) Management has sold and continues to sell shares of Accelr8 common stock from time to time to diversify its investment/business and for working capital. Accelr8 stock, along with the sales proceeds thereof, is presently the issuer's sole material asset.

     (d) As a result of the change of control, members of SIG, namely Robert Guerra, Craig Kleinman, and Steve Maguire, became the sole directors of this issuer and were appointed as President; Vice President and Treasurer; and Secretary respectively.

     (e)     Not Applicable

     (f)     Not Applicable

     (g)     Not Applicable

     (h)     Not Applicable

     (i)     Not Applicable

     (j)     Not Applicable

Item 5.  Interest in Securities of the Issuer.

     (a) SIG beneficially owns 3,825,000 shares of Common Stock, which is 50.96% of the issued and outstanding shares of Common Stock calculated in accordance with Rule 13d-3.

     (b) SIG has sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of all 3,825,000 shares of Common Stock it currently holds.

     (c) Other than as set forth herein, there have been no transactions in the issuer's Common Stock effected during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by SIG.

    (e)      Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     SIG is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the issuer, including but not limited to agreements to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies except the Asset Rehabilitation Agreement described in Item 4(b) above which provides for $2,500,000 fee.

Item 7.  Material to be Filed as Exhibits.

     (a) Stock Purchase Agreement by and between SIG and Tamiya Watanabe dated May 21, 1998.

     (b)     Asset Rehabilitation Agreement dated May 21, 1998.

                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 20, 1998                 /s/ Robert Guerra, Manager
Date                          Satellite Investment Group, LLC, Signature


                              Robert J. Guerra, Manager
                              Name/Title